Exhibit 99.1

Zhongchao Renews Contract with China Association of Health Promotion and

Education and GlaxoSmithKline

                      Extending the Cooperation in Pulmonary Arterial Hypertension

SHANGHAI, Mar. 17, 2021 /PRNewswire/ -- Zhongchao Inc. (NASDAQ: ZCMD) ("Zhongchao" or the "Company"), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced the renewal of its partnership with the China Association for Health Promotion and Education and GlaxoSmithKline (China) Investment Limited to continue the medical education program "Pulmonary Arterial Hypertension Online Course – Connections with Famous Hospitals" (“PAH Project”) in 2021.

The PAH Project aims to promote the implementation of the multidisciplinary treatment model of pulmonary hypertension and improve doctors' ability to solve clinical problems. In 2020, more than 200 experts in pulmonary hypertension participated in the PAH Project, training a total of 10,000 clinicians. In 2021, we expect increased clinicians to participate in PHA Project to get training for knowledge updates, skill learning, and experience exchange in pulmonary hypertension.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, "Compared to the population base and the number of potential pulmonary hypertension patients in China, the number of physicians specializing in the diagnosis and treatment of this field is very limited. Therefore, our PAH project in 2020 had received positive response and recognition from the majority of clinicians. The success of the PAH project brings valuable experiences for us in educating rare diseases. We believe we will attract more social and commercial cooperation in promoting rare diseases education to grow our business further.”

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing China, Zhongchao Inc. is an online provider of healthcare informationis an online provider of healthcare information, professional training and educational services to healthcare professionals under its "MDMOOC" platform (www.mdmooc.org) and to the public under its "Sunshine Health Forums" platform (www.ygjkclass.com) in China. The Company also offers patient management services under its "Zhongxun" platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO
Email: xupei@mdmooc.org
Phone: +86 21-3220-5987

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com
Phone: +1 718-213-7386